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Exhibit 99.3

World Color Press Inc.
999 de Maisonneuve Boulevard West
Suite 1100
Montreal, Québec
Canada H3A 3L4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2010

To the shareholders of World Color Press:

        A special meeting of the holders of common shares and class A convertible preferred shares of World Color Press will be held at the Toronto Airport Marriott, 901 Dixon Road, in Toronto, Ontario, Canada, at 1:00 p.m., local time, on June 25, 2010, for the following purposes:

          1.     To consider, pursuant to an interim order of the Superior Court of Québec, District of Montréal, dated May 17, 2010, as the same may be amended (sometimes referred to as the Interim Order) and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is attached to the accompanying proxy circular/prospectus in Annex A (sometimes referred to as the arrangement resolution), to approve an arrangement under Section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Quad/Graphics of all of the issued and outstanding common shares of World Color Press and the redemption of all of the issued and outstanding class A convertible preferred shares of World Color Press; and

          2.     To transact such other business as may properly come before the special meeting or any adjournment(s) or postponement(s) of the special meeting.

        The arrangement is described in the accompanying proxy circular/prospectus, which serves as (i) World Color Press' management proxy circular in connection with management's solicitation of proxies, and (ii) a prospectus of Quad/Graphics relating to its issuance of class A common stock in connection with the arrangement.

        The board of directors of World Color Press unanimously recommends that you vote FOR the resolution to approve the arrangement. Shareholders of record as of 5:00 p.m. (Eastern Time) on May 17, 2010, the record date for the special meeting, will be entitled to vote at the meeting and at any adjournment or postponement thereof.

        All registered shareholders, whether or not they expect to be present at the meeting, are requested to sign, date, and mail the accompanying proxy in the envelope provided for this purpose or by following the procedures for either telephone or Internet voting provided in the accompanying proxy circular/prospectus. Proxies must be received by our transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to World Color Press Inc., c/o Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775), before 5:00 p.m. (Eastern Time), on June 22, 2010 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original meeting).

        If you are a non-registered, beneficial shareholder, you must follow the instructions provided by your broker, investment dealer, bank, trust company or other intermediary to ensure that your vote is counted at the special meeting.

        In accordance with the Interim Order, registered holders of common shares of World Color Press have a right to dissent from the arrangement and to be paid an amount equal to the fair value of their shares. This right is described in the accompanying proxy circular/prospectus. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See "The Special Meeting of World Color Press Shareholders—Dissent Rights" in the accompanying proxy circular/prospectus.

        If you have any questions or require more information regarding the procedures for voting or completing your proxy or transmittal documentation, please contact Laurel Hill Advisory Group, our proxy solicitation agent, toll-free at 1-877-304-0211.

By Order of the Board of Directors

JOHN V. HOWARD Executive Vice President
Montreal, Québec, Canada May 27, 2010

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  Exhibit 99.3
World Color Press Inc. 999 de Maisonneuve Boulevard West Suite 1100 Montreal, Québec Canada H3A 3L4
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2010